UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of June, 2022 Commission File Number 001-14928 SANTANDER UK PLC (Translation of registrant's name into English) 2 Triton Square, Regent’s Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

10 June 2022 SANTANDER UK GROUP HOLDINGS PLC SELF-ASSESSMENT DISCLOSURE ON RESOLVABILITY In line with the Bank of England’s Resolvability Assessment Framework (RAF), and the PRA requirement to conduct a self-assessment on resolvability and to publish a summary of the assessment, Santander UK has published its summary of its preparations, in the event of resolution, on behalf of Santander UK Group (Santander UK Group Holdings plc and its subsidiaries). This can be found at the following link: https://www.santander.co.uk/about-santander/investor-relations/resolvability-assessment- framework -Ends- Contacts Paul Sharratt Head of Investor Relations 07715 087 829 ir@santander.co.uk Stewart Todd Head of External Affairs 07711 776286 Stewart.Todd@santander.co.uk

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK PLC Dated: 14 June 2022 By / s / John Mills Company Secretary